United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

August 28, 2023

VIA EDGAR

Sonia Bednarowski, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	United States Oil Fund, LP
Amendment No. 4 to the Registration Statement on Form S-3 (File No. 333- 272617) filed on August 25, 2023 (the “Registration Statement”)

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Oil Fund, LP (the “Fund”) hereby respectfully requests that the Registration Statement be declared effective on Tuesday, August 29, 2023, at 4:00 p.m. ET, or as soon thereafter as practicable.

Please contact Owen Pinkerton of Eversheds Sutherland (US) LLP, counsel to the Fund, at 202-383-0262 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

United States Oil Fund, LP
By: United States Commodity Funds LLC, its general partner

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel